
200km
BRAZIL
MINAS
GERAIS
ESPIRITO
SANTO
Guilman Amorin
(Power station)
BELO HORIZONTE
Railway
Corrego Do Meio
Morro Agudo
Alegria
Pipeline
VITORIA /
TUBARAO PORT
PONTA UBU
PORT
Pellet Plant
Muniz Freire
(Power station)
SAO PAULO
RIO DE JANEIRO
Atlantic Ocean
Samarco Asset
Samitri Asset
Town/City/Port
Samarco Pipeline
CVRD Railway